Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

December 8, 2010	Deborah S. Froling
Attorney
VIA EDGAR AND HAND DELIVERY	202.857.6075 DIRECT
202.857.6395 FAX
froling.deborah@arentfox.com

Mr. Jay Ingram
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	ICON ECI Fund Fifteen, L.P.
Amendment No. 1 to Registration Statement on Form S-1, filed December 8, 2010
SEC File No. 333-169794

Dear Mr. Ingram:

On behalf of our client, ICON ECI Fund Fifteen, L.P. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated November 1, 2010, with respect to the Registrant’s above-referenced Registration Statement on Form S-1 filed with the Commission on October 6, 2010 (the “Registration Statement”).  Earlier today, the Registrant filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) revised to reflect, among other things, changes requested by your comments.  Amendment No. 1 contains the various revisions described below.  For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

1.	Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the dealer-manager has received clearance by FINRA.

Response:  The Registrant will inform the Staff as to the receipt by the dealer-manager of FINRA’s no objections letter prior to the effectiveness of the Registration Statement.

SMART IN YOUR WORLD®	1050 Connecticut Avenue, NW Washington, DC 20036-5339 T 202.857.6000 F 202.857.6395	1675 Broadway New York, NY 10019-5820 T 212.484.3900 F 212.484.3990	555 West Fifth Street, 48th Floor Los Angeles, CA 90013-1065 T 213.629.7400 F 213.629.7401

Mr. Jay Ingram
December 8, 2010

Prospectus Cover Page

2.
The cover page contains excessive detail and is not consistent with Item 1.A of Industry Guide 5 or Section II.A.3.a of Release 33-6900.  Please reconsider the disclosure on the cover in its entirety and revise to remove excessive text that obscures the ability of the reader to easily understand the key aspects of the transaction and the risks associated with an investment.  The revised disclosure should be consistent in all material respects with Rule 421(d) of Regulation C.

Response:  As the Registrant’s securities are non-traded, not only must it comply with Regulation S-K, but it must also comply with the North American Securities Administrators Association’s requirements, including the Guidelines relating to Equipment Programs, as amended May 7, 2007 (the “NASAA Guidelines”).  Pursuant to Section VII. B. of the NASAA Guidelines, the Registrant is required to include the “use of forecasts in this offering” paragraph on the front cover of the prospectus.  With respect to the last paragraph on the cover page, Pennsylvania requires the information contained therein and the Registrant has included it pursuant to Item 501(b)(6) of Regulation S-K.  Therefore, no changes to the cover page of the prospectus have been made.  The Registrant also notes that this cover page is almost identical to the cover page for the Registrant’s Investment Manager’s prior fund, ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. that was declared effective by the Staff on May 18, 2009.

Sales Material, page 126

3.
As you know, any supplemental sales materials to be used in connection with your offering are required to be submitted to us pursuant to the requirements of Item 19.D of Industry Guide 5 and will be subject to our review and comment.  The sales literature is required to present a balanced discussion of the risks and rewards of an investment and should not contain any information or disclosure that is inconsistent with or not also provided in your prospectus.

Response:  The Registrant will submit any supplemental sales materials to be used in connection with the offering for your review and comment.

Mr. Jay Ingram
December 8, 2010

Conflicts of Interests, page 44

4.
With respect to each potential conflict of interest discussed in this section, please describe the methods by which you, the general partner and its affiliates will minimize the potential conflicts.  See Release Item 5.A. of Industry Guide 5 and Section II.B.2.c of No. 33-6900.

Response:  Sections 6.2 and 6.4 of the Registrant’s Limited Partnership Agreement, as discussed in the first paragraph on page 44 of Amendment No. 1, outlines the parameters of resolving the conflicts of interest inherent in the Registrant’s offering.  In addition, the disclosure on page 45 of Amendment No. 1 discusses the factors to be taken into account when determining the allocation of investment opportunities amongst the various funds that the General Partner, Investment Manager and their Affiliates manage.  Please also see the disclosure on page 48 of Amendment No. 1 under the heading “Management Responsibility – Competing Activities” and “-Detriment and Benefit” for a discussion of the methods by which the General Partner intends to resolve conflicts of interest.

Management Responsibility, page 36

5.
Please advise us as to whether your partnership agreement modifies any state-law fiduciary duty standards.  To the extent it does, please compare any provisions of the Delaware Revised Uniform Limited Partnership Act addressing fiduciary duties of your managers with the standards as modified by the partnership agreement and discuss the specific benefits and detriments to management resulting from any modification.  See Section II.B.2.d of Release 33-6900.

Response:  The General Partner has imposed upon itself the duty to “diligently and faithfully exercise its discretion to the best of its ability and use its best efforts to carry out the purposes and conduct the business of the Partnership in accordance with [the LP] Agreement and in the best interests of the Partnership.”  See Section 6.1(b) of the Limited Partnership Agreement on page A-7 of Amendment No. 1.  Section 6.5 of the Limited Partnership Agreement allows the General Partner and its affiliates to form, sponsor, act as an advisor to other investment entities that may compete with the Registrant and make investments on its own behalf.  This ability on the part of the General Partner could be deemed to be a modification of the fiduciary duty of a general partner to a limited partner.  There are no other modifications or eliminations of any of these fiduciary duties in the Limited Partnership Agreement.  The discussion of the benefits and detriments to such modifications is discussed on page 48 under the heading “Management Responsibility – Detriment and Benefit.”

Mr. Jay Ingram
December 8, 2010

Market and Industry Data, page 76

6.
We note your statement that the company has not independently verified the market and industry data but “there is no reason to believe such information is not reliable or accurate.”  Please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics presented.  If the industry and market data requires disclaimers such as those presented here, it does not appear the information contributes to an informed investor understanding of the market and industry at the time the investment decision is being made.

Response:  Please see the revised disclosure on page 76 of Amendment No. 1.

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President – Business and Legal Affairs, of ICON Capital Corp. at (212) 418-4711.

Sincerely,

/s/ Deborah S. Froling

Deborah S. Froling

Enclosures

cc:	Joel S. Kress, ICON Capital Corp. (w/o enclosures)